UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

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Press release
Paris, 22 October 2015

Financial information for the 3rd quarter of 2015

Return to growth in 3rd quarter validates strategy of differentiation through quality and investment

-Revenues were 10.284 billion euros in the 3rd quarter of 2015, an increase of 0.5% on a comparable basis, after falling 0.2% in the 2nd quarter and 0.9% in the 1st quarter. The trend of continued improvement reflects the favourable change in mobile services across all regions (growth of 1.2% in the 3rd quarter after declines of 1.6% in the 2nd quarter and 2.8% in the 1st quarter). Similarly, Enterprise segment revenues rose 0.5% in the 3rd quarter, continuing the improvement seen in the previous quarter.

Excluding the impact of regulatory measures, Group revenues rose 0.6% in the 3rd quarter, after an increase of 0.4% in the 2nd quarter and a decrease of 0.3% in the 1st quarter.

-Restated EBITDA (3.557 billion euros in the 3rd quarter of 2015) rose 1.1% on a comparable basis and the restated EBITDA margin was 34.6% (up 0.2 percentage points in relation to the 3rd quarter of 2014). Restated EBITDA for the first nine months of the year (9.364 billion euros) was down 0.4% and the restated EBITDA margin (31.4%) was stable compared with the previous year.

-Commercial momentum remained very strong in the 3rd quarter of 2015 across all regions. With the full consolidation of Jazztel in Spain and of Méditel in Morocco, the Orange Group had a total of 263.3 million customers at 30 September 2015, a year-on-year increase of 4.6% on a comparable basis (11.6 million net additions).

In France, the 3rd quarter performance in mobile services was very satisfactory with 234,000 net contract additions[1], following the strong performance in the 1st half. There were 6.6 million 4G customers at 30 September 2015 with 1.0 million net additions over the quarter. Fixed broadband also had an excellent performance with 116,000 net additions in the 3rd quarter, led by fibre which had 827,000 customers at 30 September 2015 (108,000 net additions in the quarter).

In Spain, fibre grew rapidly, supported by the strategy to migrate Orange customers to the Jazztel fibre network: there were 142,000 net additions in fibre in the 3rd quarter for a total customer base of 563,000 at 30 September 2015. 4G growth was very strong with 4.5 million customers at 30 September 2015 (+1.0 million in the 3rd quarter).

4G also rose sharply in the other European countries, with 1.6 million customers in Poland, 800,000 in Belgium & Luxembourg, 750,000 in Romania and 450,000 in Slovakia at 30 September 2015.

In Africa & Middle East, the mobile customer base grew steadily, with 10.0 million net additions year on year on a comparable basis (+9.8%) and 15.5 million Orange Money customers at 30 September 2015 (+37% year on year).

-CAPEX (4.235 billion euros at 30 September 2015) rose 6.9% on a comparable basis, representing 14.2% of revenues (+0.9 percentage points compared with the previous year). In line with the Essentiels2020 strategic plan, investments in fibre were sharply up (+57% compared to the first nine months of 2014), principally in Europe and in France in particular.

Outlook for 2015:

With solid results at 30 September 2015, the Group now expects restated EBITDA of at least 12.3 billion euros for the full year 2015. This objective takes into account the consolidation of Jazztel and Méditel from 1 July 2015 and the disposal of Orange Armenia on 3 September. This corresponds to the top end of the target range announced at the beginning of the year[2] for the previous scope of operations.

Moreover, the Group confirms the objective of a restated ratio of net debt/EBITDA of around 2x in the medium term in order to preserve Orange’s financial strength and investment capacity. In this regard, the Group is pursuing a policy of selective acquisitions, concentrating on markets in which it is already present.

In addition, the Group confirms the payment of a dividend of 0.60 euros per share for 2015[3]. An interim dividend for 2015 of 0.20 euros per share will be paid on 9 December 2015[4].

Commenting on the results for the first nine months of 2015, Orange Group Chairman and CEO Stéphane Richard stated:

“Our return to growth in revenue and restated EBITDA validates our strategy of differentiation through quality and investment and confirms the positive momentum generated over almost two years.

Our business performed particularly well this quarter, especially in France, Spain, Belgium, Central Europe, Africa & Middle East and the Enterprise market. This commercial momentum is supported by high levels of investment in very high-speed fixed and mobile broadband, in line with our Essentiels2020 strategic plan.

We have now exceeded 263 million customers worldwide with 111 million in Africa & Middle East. In France and the rest of Europe, we have 15 million 4G customers and 17 million in fixed broadband, of which 1.5 million use fibre.

Propelled by this momentum and driven by our ambition to deliver an unrivalled customer experience, we now aim to achieve the high end of the range for the objectives initially set for 2015.”

*

* *

The Board of Directors of Orange SA met on 21 October 2015 to examine the Group's results at 30 September 2015.

The financial data and comparable basis data in this press release are unaudited.

More detailed information is available on the Orange website:

www.orange.com

Key figures

-30 September data

	2015	2014	2014	change	change	change
In millions of euros		comparable basis	historical basis	comparable basis	excluding regulatory measures	historical basis

Revenues	29,841	29,899	29,397	(0.2)%	0.2%	1.5%
Of which:
France	14,279	14,439	14,439	(1.1)%	(0.9)%	(1.1)%
Europe	7,345	7,495	7,347	(2.0)%	(0.8)%	(0.0)%
Spain	3,064	3,157	2,896	(3.0)%	(1.9)%	5.8%
Poland	2,145	2,192	2,185	(2.1)%	(1.6)%	(1.8)%
Belgium & Luxembourg	913	933	933	(2.2)%	(0.8)%	(2.2)%
Central European countries	1,227	1,215	1,335	0.9%	3.6%	(8.1)%
Intra-Europe eliminations	(3)	(3)	(3)	-	-	-
Africa & Middle East	3,587	3,383	3,144	6.0%	6.3%	14.1%
Enterprise	4,748	4,802	4,664	(1.1)%	(1.1)%	1.8%
International Carriers & Shared Services	1,442	1,370	1,397	5.3%	5.3%	3.2%
Intra-Group eliminations	(1,561)	(1,590)	(1,594)	-	-	-
Restated EBITDA*	9,364	9,397	9,253	(0.4)%	0.4%	1.2%
As % of revenues	31.4%	31.4%	31.5%	(0.0)pt.	0.1 pt.	(0.1) pt.
CAPEX (excluding licences)	4,235	3,962	3,808	6.9%		11.2%
As % of revenues	14.2%	13.3%	13.0%	0.9 pt.		1.2 pt.

-Quarterly data

	3rd quarter	3rd quarter	3rd quarter	change comparable	change excluding	change historical
	2015	2014	2014	basis	regulatory	basis
In millions of euros		comparable basis	historical basis		measures

Revenues	10,284	10,230	9,805	0.5%	0.6%	4.9%
Of which:
France	4,794	4,826	4,826	(0.6)%	(0.6)%	(0.6)%
Europe	2,652	2,676	2,426	(0.9)%	(0.7)%	9.3%
Spain	1,216	1,238	977	(1.7)%	(1.5)%	24.5%
Poland	709	727	730	(2.4)%	(2.2)%	(2.8)%
Belgium & Luxembourg	306	304	304	0.6%	0.6%	0.6%
Central European countries	421	409	416	3.2%	3.5%	1.2%
Intra-Europe eliminations	(1)	(1)	(1)	-	-	-
Africa & Middle East	1,304	1,220	1,069	6.8%	7.1%	21.9%
Enterprise	1,577	1,568	1,525	0.5%	0.5%	3.4%
International Carriers & Shared Services	486	476	494	2.0%	2.0%	(1.6)%
Intra-Group eliminations	(528)	(536)	(534)	-	-	-
Restated EBITDA*	3,557	3,518	3,376	1.1%	1.2%	5.4%
As % of revenues	34.6%	34.4%	34.4%	0.2 pt.	0.2 pt.	0.2 pt.
CAPEX (excluding licences)	1,563	1,453	1,307	7.6%		19.6%
As % of revenues	15.2%	14.2%	13.3%	1.0 pt.		1.9 pt.

* EBITDA restatements are described in appendix 5.

Restated EBITDA data for 2014 and 2015 take into account the adoption of IFRIC 21 (see press release on first-half 2015 results, page 3).

Comments on key Group figures

Revenues

Orange Group revenues were 29.841 billion euros in the first nine months of 2015, with the decline limited to 0.2% on a comparable basis compared with the previous year[5]. Excluding the impact of regulatory measures (-132 million euros), revenues rose 0.2% at 30 September 2015.

In the 3rd quarter of 2015, revenues grew 0.5% on a comparable basis (after declining 0.2% in the 2nd quarter and 0.9% in the 1st quarter), reflecting renewed growth in mobile services (+1.2% after falling 1.6% in the 2nd quarter and 2.8% in the 1st quarter).

In France, the gradual improvement of mobile services was confirmed with the decline limited to 0.9% in the 3rd quarter (after declines of 2.7% in the 2nd quarter and 4.8% in the 1st quarter) while fixed broadband rose 2.3% in the 3rd quarter after increasing 1.9% in the 1st half.

In Europe, revenues were down 0.9% in the 3rd quarter, after decreasing 1.7% in the 2nd quarter and 3.5% in the 1st quarter:

-in Spain, the revenue trend continued to improve (-1.7% in the 3rd quarter after declines of 2.5% in the 2nd quarter and 5.0% in the 1st quarter), reflecting the gradual turnaround of mobile services (down 2.7% after falling 6.6% in the 2nd quarter and 9.6% in the 1st quarter). At the same time, fixed broadband rose 6.6% in the 3rd quarter;

-in Poland, the mobile services performance improved by 2.4 percentage points in the 3rd quarter, with a decline of 2.8% compared with -5.2% in the 2nd quarter. Growth in mobile equipment sales remained strong (+33% in the 3rd quarter after rising 37% in the 2nd quarter);

-Belgium & Luxembourg revenues rose 0.6% in the 3rd quarter, after falling 3.5% in the 1st half, with the rebound in mobile services (+1.1% after a decline of 2.8%);

-the Central European Countries grew 3.2% in the 3rd quarter, led by Romania.

In Africa & the Middle East, mobile services grew 8.2% in the 3rd quarter after rising 6.7% in the 2nd quarter, led by Côte d’Ivoire, Egypt, Mali, the Democratic Republic of the Congo and Guinea.

The Enterprise segment was up 0.5% in the 3rd quarter, after declines of 0.5% in the 2nd quarter and 3.4% in the 1st quarter. IT and integration services rose 6.4% in the 3rd quarter, confirming the recovery begun in the 2nd quarter (+6.1%).

Customer base growth

The Group had 263.3 million customers at 30 September 2015; this number includes the Jazztel customer base in Spain, the impact of the full consolidation of Méditel in Morocco, and the disposal of Orange Armenia. In all, changes in perimeter in the 3rd quarter added 13.2 million customers. On a comparable basis, the number of Group customers rose 4.6% year on year (11.6 million net additions).

There were 201.7 million mobile services customers at 30 September 2015, a year-on-year increase of 6.1% on a comparable basis (+11.6 million net additions). In particular, Africa & Middle East had a combined total of 111.2 million customers at 30 September 2015, an increase of 9.8% (10.0 million net additions). Orange Money had 15.5 million customers at that same date (+37% year on year).

In France, mobile contracts (23.7 million customers) rose 10.0% year on year and represented 84% of the mobile customer base at 30 September 2015. In Europe, mobile contracts (30.8 million customers at 30 September 2015) climbed 6.3% year on year on a comparable basis and represented 61.4% of the mobile customer base at 30 September 2015 (+2.8 percentage points year on year). The increase in contracts was primarily related to Spain, Poland and Romania.

There were 17.9 million fixed broadband customers at 30 September 2015, a year-on-year increase of 3.5% on a comparable basis, or 615,000 net additions, including +354,000 in France and +299,000 in Spain. Fixed broadband subscribers included 1.487 million fibre customers at 30 September 2015, including 827,000 in France and 563,000 in Spain.

Restated EBITDA

Restated EBITDA was 9.364 billion euros in the first nine months of 2015 with the decrease limited to 0.4% on a comparable basis (-33 million euros). The restated EBITDA margin was 31.4%, stable compared to the first nine months of 2014.

In the 3rd quarter of 2015, restated EBITDA was 3.557 billion euros, an increase of 1.1% compared with the 3rd quarter of 2014 on a comparable basis, and the restated EBITDA margin (34.6%) rose 0.2 percentage points.

Direct costs were stable in the 3rd quarter of 2015 compared with the 3rd quarter of 2014. The reduction in costs related to customer equipment purchases and the decrease in commissions linked to the streamlining of distribution channels, offset the increase in interconnection and connectivity costs.

The increase in indirect costs was limited (+0.4%, 15 million euros) compared with the 3rd quarter of 2014. Labour expenses (restated) decreased 1.7% (34 million euros), with the average number of employees falling 4.0% on a comparable basis (145,419 full-time equivalents in the 3rd quarter of 2015 versus 151,508 in the 3rd quarter of 2014). Other indirect costs rose by 49 million euros (+2.4%). The increase in technical maintenance expenses related to growth in the Africa & Middle East segment and increased operating taxes, in particular with the institution of new taxes in Egypt, Mali and Guinea, were partially offset by the reduction in overheads and advertising expenses.

CAPEX

CAPEX was 4.235 billion euros in the first nine months of 2015. In line with the Essentiels2020 plan, CAPEX rose 6.9% compared with the first nine months of 2014 on a comparable basis, and the ratio of CAPEX to revenues was 14.2%, an increase of 0.9 percentage points compared to 30 September 2014.

Investments in fibre were up sharply (+57% compared to the first nine months of 2014). A total of 4.6 million households in France and 5.2 million households in Spain (of which 3.9 million were related to the Jazztel consolidation) had fibre connectivity at 30 September 2015. In Poland, more than 4.6 million households were eligible for VDSL at 30 September 2015, and close to 400,000 households in nine cities had fibre connectivity as of that date.

Orange is the leader in France in 4G with 77% of the population covered at 30 September 2015 while 4G+ is now deployed in half of the 4G sites in France’s 14 largest cities. At 30 September 2015, 4G coverage was 82% in Spain, 79% in Poland, 97% in Belgium, 71% in Romania and 63% in Slovakia.

In the Africa & Middle East segment, investments in mobiles remained high: 3G is now deployed across all countries and 4G is present in four countries (Mauritius, Botswana, Jordan and Morocco).

In mobile networks, the Group continued to invest in improvements to the customer experience, particularly in France, with the development of indoor coverage, programmes for coverage of motorways, metros and TGV trains, and the creation of a new coverage plan for white areas.

Store modernization is in progress in several European countries, in particular with the September opening of a Smart Store in Paris, France, and a second Smart Store in Romania. The Smart Store unveils user-friendly thematic worlds with a designer look, a concept directly linked with the Essentiels2020 levers.

The Group continues to invest in submarine cables and in 2015 increased the capacity of the SEA-ME-WE 3 and 4 cables linking Europe to the Middle East and Asia, deployed the new SEA-ME-WE 5 cable and the Americas II cable (the latter connects the Caribbean to Florida and Brazil), and connected Benin and the Canary Islands to the ACE submarine cable.

Changes to portfolio of operations

In Europe, the Group finalized the acquisition of the share capital of Jazztel plc in Spain for the total amount of 3.4 billion euros. Orange now holds 100% of Jazztel plc and its shares were delisted from the Spanish stock exchanges on 19 August 2015.

After selling 80% of its interest in Dailymotion on 30 June 2015, the Group sold an additional 10% on 30 July 2015. In addition, the mobile subsidiary Orange Armenia was sold to Ucom, the Armenian Internet service provider, on 3 September 2015.

In the Africa & Middle East segment, the Group exercised its option to increase its stake in Méditel in Morocco. Orange now holds 49% of Méditel’s shares, and the company is fully consolidated in the Orange Group's financial statements as from 1 July 2015. Furthermore, the Group entered into exclusive negotiations with Bharti Airtel for the potential acquisition by Orange of Airtel subsidiaries in Burkina Faso, Congo-Brazzaville, Sierra Leone and Chad.

Review by operating segment

France

Revenues in France confirmed the improvement from the previous quarters, with a limited decrease of 0.6% in the 3rd quarter after declines of 0.8% in the 2nd quarter and 1.8% in the 1st quarter (-3.5% for the full year 2014).

There was a modest 0.9% reduction in mobile services in the 3rd quarter of 2015, after declining 2.7% in the 2nd quarter and 4.8% in the 1st quarter. The impact of price reductions in previous years related to updated offers is gradually declining and commercial momentum is particularly strong, with 234,000 net contract additions[6] in the 3rd quarter. The premium offers (Origami + Open) represented 61.4% of consumer contracts at 30 September 2015 (+1.3 percentage points year on year), and the Sosh online offers had 2.817 million customers at that date (+23% year on year). SIM-only offers represented 48% of consumer contracts at 30 September 2015, versus 32% one year earlier. The contract customer base (23.706 million customers) grew 10.0% year on year. The number of 4G customers rose to 6.6 million at 30 September 2015 (+1.0 million customers in the 3rd quarter).

Mobile equipment sales increased sharply (+23.8% in the 3rd quarter), led by the growth of instalment payment plans and handset-only sales.

Fixed services declined 1.9% in the 3rd quarter of 2015, after declines of 1.8% in the 2nd quarter and 1.1% in the 1st quarter on a comparable basis. The downturn of the last two quarters related to carrier services, while traditional telephony continued its downward trend (11.2% in the 3rd quarter) At the same time, fixed broadband rose 2.3%. The fixed broadband customer base grew 3.5% year on year, with 10.613 million subscribers at 30 September 2015. This included 827,000 fibre subscribers at that date, compared to 481,000 one year earlier (+72%). Convergent offers represented 47.9% of the fixed broadband customer base at 30 September 2015, compared to 42.5% one year earlier.

Europe

In Europe, the revenue decline was limited to 0.9% in the 3rd quarter of 2015, after falling 2.6% in the 1st half of 2015 on a comparable basis. There was improvement in Spain, Belgium & Luxembourg, and the Central European Countries, whereas in Poland the favourable mobile services trend was offset by the slower growth of other revenues related to infrastructure projects.

Spain[7]

Revenues in Spain continued to recover gradually, with a decline limited to 1.7% in the 3rd quarter on a comparable basis, after declines of 2.5% in the 2nd quarter and 5.0% in the 1st quarter. This favourable change is primarily linked to mobile services, where the decline slowed significantly (down 2.7% in the 3rd quarter after falling 6.6% in the 2nd quarter and 9.6% in the 1st quarter). The impact of tariff and commercial repositioning along with the rapid development of SIM-only and convergent offers is gradually reducing. SIM-only offers now represent 98% of consumer contracts (+13 percentage points year on year on a comparable basis). All contracts combined (11.901 million customers at 30 September 2015) rose 8.1% on a comparable basis, corresponding to 896,000 net additions year on year. 4G grew strongly with 4.5 million customers at 30 September 2015.

Fixed services rose 3.0% in the 3rd quarter of 2015 on a comparable basis after rising 8.3% in the 2nd quarter. The dip in growth is related to international carrier services and traditional fixed telephony. Revenues from fixed broadband services continued their steady growth (+6.6% in the 3rd quarter on a comparable basis), led by growth in the broadband customer base, which had 3.689 million customers at 30 September 2015 (+8.8% year on year on a comparable basis). Within that customer base, fibre subscriptions rose significantly, with 563,000 subscribers at 30 September 2015, and convergent offers represented 81% of the fixed broadband customer base at the same date (up 6 percentage points year on year). Lastly, new TV content offers, particularly football championship broadcasts, have been very successful, and TV (IPTV) grew quickly with 215,000 customers at 30 September 2015.

Poland

Revenues in Poland declined 2.4% in the 3rd quarter of 2015 on a comparable basis after falling 2.3% in the 2nd quarter. The improvement in mobile services was offset by the slowdown in other revenues linked to infrastructure projects and, to a lesser extent, by the increased reduction in fixed services. Mobile equipment sales remained strong (+33.0% in the 3rd quarter, after rising 37.2% in the 2nd quarter).

The trend in mobile services improved, with a decline limited to 2.8% in the 3rd quarter of 2015 on a comparable basis after a decrease of 5.2% in the 2nd quarter. Commercial momentum was very favourable. In particular, the contract customer base (8.087 million customers at 30 September 2015) rose 7.4% year on year (+554,000 net additions, of which 190,000 were in the 3rd quarter), led in particular by data services. 4G had a total of 1.6 million users at 30 September 2015, which equates to 24% growth over the last three months, and the convergent offers rose 39% year on year with 667,000 customers at 30 September 2015.

Fixed services declined 7.9% in the 3rd quarter of 2015 on a comparable basis after falling 7.5% in the 1st half. Traditional telephony continued its downward trend (-12.2% in the 3rd quarter) and fixed broadband was down 4.7%. The decline in the broadband customer base (-6.1% at 30 September 2015 year on year) and the impact of price reductions were partially offset by the positive effect on ARPU of the rapid growth of very high-speed broadband, which had 271,000 subscribers at 30 September 2015, an increase of 94% year on year. VDSL offers represented 13% of the xDSL fixed broadband customer base at 30 September 2015.

Belgium & Luxembourg

Revenues in Belgium and Luxembourg continued to improve with an increase of 0.6% in the 3rd quarter, after a decrease of 2.5% in the 2nd quarter. The 3rd quarter improvement marks a return to growth in mobile services, which rose 1.1% after declining 3.7% in the 2nd quarter.

The contract customer base[8] (2.268 million customers at 30 September 2015) grew 1.1% year on year (reflecting 24,000 net additions, of which 10,000 were in the 3rd quarter of 2015). The average annual ARPU for contracts in Belgium was up 3.6% at 30 September 2015 (+0.6% at 30 June 2015), led by the rapid growth of 4G, which had close to 800,000 customers at 30 September 2015. At the same time, the MVNO customer base (1.699 million customers at 30 September 2015) grew 9.3% year on year.

Central European countries

Revenues in the Central European Countries increased 3.2% in the 3rd quarter after rising 1.8% in the 2nd quarter of 2015, on a comparable basis. Romania gained 7.0% in the 3rd quarter after rising 6.4% in the 2nd quarter, led by mobile services and to a lesser extent by mobile equipment sales and fixed television services. In Slovakia, revenues improved with a decrease limited to 2.2% in the 3rd quarter following a decline of 5.2% in the 2nd quarter, reflecting progress in mobile services while mobile equipment sales continued the growth of previous quarters. Revenues in Moldova declined 2.6% in the 3rd quarter after rising 2.2% in the 2nd quarter: the 3rd quarter was impacted by the slowdown in mobile services which partially offset the growth of mobile equipment sales.

The mobile base of the Central European Countries was 15.338 million customers at 30 September 2015. Contracts customers (7.730 million) were up 5.1% on a comparable basis and represented 50.4% of the total mobile customer base at 30 September 2015, versus 47.6% one year earlier. The fixed broadband customer base was 146,000 customers at 30 September 2015 in Slovakia (+19.4% year on year), and the number of television services customers in Romania (250,000 at 30 September 2015) more than doubled in one year.

Africa & Middle East

Revenues in the Africa & Middle East segment climbed 6.8% in the 3rd quarter of 2015 on a comparable basis, after rising 5.6% in the 1st half. Mobile services continued to grow steadily, up 8.2% in the 3rd quarter after rising 7.9% in the 1st half, led by the Côte d'Ivoire, Egypt, Mali, the Democratic Republic of the Congo and Guinea.

The mobile base was at 112.2 million customers at 30 September 2015 with a year-on-year increase of 9.8% on a comparable basis (10.0 million net additions). The main countries contributing to the growth of the mobile customer base were the Côte d'Ivoire, the Democratic Republic of the Congo, Morocco, Mali, Cameroon and Guinea.

In data services, revenues climbed very quickly, representing two-thirds of mobile services growth in the 3rd quarter of 2015. Orange Money had 15.5 million customers at 30 September 2015, or a year-on-year increase of 37% on a comparable basis.

Enterprise

Revenues in the Enterprise segment rose 0.5% in the 3rd quarter of 2015 on a comparable basis after declining 0.5% in the 2nd quarter and 3.4% in the 1st quarter. With 6.4% growth in the 3rd quarter, IT and integration services confirm the improvement observed in the 2nd quarter (+6.1%). In particular, security solutions continued to grow strongly (+39.9%) and cloud computing was up 18.5%.

The data services trend improved, with a decline limited to 0.9% in the 3rd quarter after a 2.0% decline in the 2nd quarter. Revenues from IPVPN subscribers rose 1.8% in the 3rd quarter after an increase of 0.1% in the 2nd quarter, led by international activities. At the same time, the downturn in traditional services (-13.4%) continued at the same pace as in the 1st half.

The decline in voice services slowed, representing a decrease of 3.3% in the 3rd quarter after a 5.2% decline in the 2nd quarter. The improvement reflects the trend in traditional fixed telephony (down 7.3% in the 3rd quarter after falling 8.8% in the 2nd quarter), whereas voice over IP rose 3.5% in the 3rd quarter and audio conferencing services gained 15.6%.

International Carriers & Shared Services

Revenues in the International Carriers and Shared Services segment increased 2.0% in the 3rd quarter of 2015 on a comparable basis. The growth in shared services, led by content services (OCS and Orange Studio), was partially offset by the slowdown in services to international carriers.

Schedule of upcoming events

-16 February 2016: presentation of 2015 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com Caroline Simeoni caroline.simeoni@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach p.lambert@orange.com

Constance Gest constance.gest@orange.com

Luca Gaballo luca.gaballo@orange.com

Caroline Maury caroline.maury@orange.com

Didier Kohn didier.kohn@orange.com

All press releases are available on the Group’s websites:

www.orange.com ; www.orange.es ; www.ee.co.uk ; www.tp-ir.pl ; www.orange-business.com

Disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange’s strategy, particularly with respect to customer relations when facing competition with OTT players, Orange’s ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates, the effectiveness of Orange’s action plans for human resources, and the success of Orange’s other strategic, operational and financial initiatives, risks related to information and communications technology systems resulting in particular from cyber-attacks, technical failures of or damage caused to networks, loss or theft of data and fraud, health concerns surrounding telecommunications equipment and devices, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 7, 2015 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 14, 2015. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: revenues by operating segment

	2015	2014	2014	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

September 30
France	14,279	14,439	14,439	(1.1)%	(1.1)%
Mobile services	5,638	5,802	5,802	(2.8)%	(2.8)%
Mobile equipment sales	486	371	371	31.2%	31.2%
Fixed services	7,734	7,862	7,904	(1.6)%	(2.2)%
Fixed services retail	4,808	4,977	4,966	(3.4)%	(3.2)%
Fixed wholesale	2,927	2,885	2,938	1.5%	(0.4)%
Other revenues	421	405	363	-	-
Europe	7,345	7,495	7,347	(2.0)%	(0.0)%
Mobile services	4,542	4,731	4,821	(4.0)%	(5.8)%
Mobile equipment sales	643	601	581	6.9%	10.6%
Fixed services	1,999	2,038	1,810	(1.9)%	10.4%
Other revenues	161	124	134	-	-
Of which:
Spain	3,064	3,157	2,896	(3.0)%	5.8%
Mobile services	1,776	1,895	1,882	(6.2)%	(5.6)%
Mobile equipment sales	366	379	352	(3.2)%	4.0%
Fixed services	914	872	657	4.7%	39.0%
Other revenues	7	12	5	-	-
Poland	2,145	2,192	2,185	(2.1)%	(1.8)%
Mobile services	994	1,039	1,034	(4.3)%	(3.9)%
Mobile equipment sales	110	68	67	63.0%	63.8%
Fixed services	929	1,006	1,001	(7.7)%	(7.2)%
Other revenues	112	79	83	-	-
Belgium & Luxembourg	913	933	933	(2.2)%	(2.2)%
Mobile services	753	764	764	(1.5)%	(1.5)%
Mobile equipment sales	88	94	94	(5.7)%	(5.7)%
Fixed services	61	70	62	(12.5)%	(1.8)%
Other revenues	11	6	13	-	-
Central European countries	1,227	1,215	1,335	0.9%	(8.1)%
Mobile services	1,021	1,036	1,144	(1.4)%	(10.7)%
Mobile equipment sales	78	62	68	26.5%	14.9%
Fixed services	97	90	90	7.2%	7.0%
Other revenues	31	28	33	-	-
Intra-Europe eliminations	(3)	(3)	(3)	-	-
Africa & Middle East	3,587	3,383	3,144	6.0%	14.1%
Mobile services	2,888	2,674	2,444	8.0%	18.2%
Mobile equipment sales	55	53	53	2.2%	2.9%
Fixed services	573	588	586	(2.5)%	(2.2)%
Other revenues	71	67	61	-	-
Enterprise	4,748	4,802	4,664	(1.1)%	1.8%
Voice services	1,151	1,214	1,215	(5.2)%	(5.2)%
Data services	2,208	2,256	2,165	(2.1)%	2.0%
IT and integration services	1,389	1,331	1,284	4.3%	8.1%
International Carriers & Shared Services	1,442	1,370	1,397	5.3%	3.2%
International Carriers	1,175	1,136	1,133	3.4%	3.7%
Shared Services	268	233	264	14.6%	1.3%
Intra-Group eliminations	(1,561)	(1,590)	(1,594)	-	-
Group total	29,841	29,899	29,397	(0.2)%	1.5%

	2015	2014	2014	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

3rd quarter
France	4,794	4,826	4,826	(0.6)%	(0.6)%
Mobile services	1,906	1,924	1,924	(0.9)%	(0.9)%
Mobile equipment sales	174	141	141	23.8%	23.8%
Fixed services	2,572	2,623	2,638	(1.9)%	(2.5)%
Fixed services retail	1,595	1,642	1,639	(2.8)%	(2.6)%
Fixed wholesale	977	981	999	(0.4)%	(2.2)%
Other revenues	142	137	123	-	-
Europe	2,652	2,676	2,426	(0.9)%	9.3%
Mobile services	1,568	1,587	1,582	(1.2)%	(0.9)%
Mobile equipment sales	222	224	198	(0.8)%	12.1%
Fixed services	805	817	603	(1.5)%	33.4%
Other revenues	57	48	42	-	-
Of which:
Spain	1,216	1,238	977	(1.7)%	24.5%
Mobile services	631	648	636	(2.7)%	(0.7)%
Mobile equipment sales	128	144	118	(10.9)%	9.0%
Fixed services	451	438	222	3.0%	102.7%
Other revenues	6	7	1	-	-
Poland	709	727	730	(2.4)%	(2.8)%
Mobile services	330	340	341	(2.8)%	(3.1)%
Mobile equipment sales	41	31	31	33.0%	33.0%
Fixed services	302	328	329	(7.9)%	(8.3)%
Other revenues	36	29	29	-	-
Belgium & Luxembourg	306	304	304	0.6%	0.6%
Mobile services	258	255	255	1.1%	1.1%
Mobile equipment sales	26	27	27	(4.8)%	(4.8)%
Fixed services	19	20	20	(4.2)%	(2.4)%
Other revenues	3	2	3	-	-
Central European countries	421	409	416	3.2%	1.2%
Mobile services	349	344	352	1.5%	(0.7)%
Mobile equipment sales	28	22	23	23.3%	19.9%
Fixed services	34	32	32	4.4%	4.2%
Other revenues	11	9	9	-	-
Intra-Europe eliminations	(1)	(1)	(1)	-	-
Africa & Middle East	1,304	1,220	1,069	6.8%	21.9%
Mobile services	1,063	982	836	8.2%	27.1%
Mobile equipment sales	17	18	18	(1.4)%	(4.9)%
Fixed services	201	200	196	0.9%	2.6%
Other revenues	22	21	19	-	-
Enterprise	1,577	1,568	1,525	0.5%	3.4%
Voice services	378	391	391	(3.3)%	(3.4)%
Data services	739	746	716	(0.9)%	3.2%
IT and integration services	459	431	417	6.4%	10.1%
International Carriers & Shared Services	486	476	494	2.0%	(1.6)%
International Carriers	406	412	411	(1.5)%	(1.2)%
Shared Services	80	64	83	24.8%	(3.3)%
Intra-Group eliminations	(528)	(536)	(534)	-	-
Group total	10,284	10,230	9,805	0.5%	4.9%

Appendix 2: analysis of restated consolidated EBITDA

	2015	2014	change
		comparable basis	comparable basis
In millions of euros			(in %)

September 30
Revenues	29,841	29,899	(0.2)%
External purchases	(12,838)	(12,820)	0.1%
as % of revenues	43.0%	42.9%	0.1 pt.
of which:
Interconnection costs	(3,847)	(3,720)	3.4%
as % of revenues	12.9%	12.4%	0.4 pt.
Other network and IT expenses	(2,116)	(2,083)	1.6%
as % of revenues	7.1%	7.0%	0.1 pt.
Property, overheads, other expenses and capitalized costs	(2,286)	(2,392)	(4.5)%
as % of revenues	7.7%	8.0%	(0.3) pt.
Commercial expenses and content costs	(4,589)	(4,624)	(0.8)%
as % of revenues	15.4%	15.5%	(0.1) pt.
Labour expenses*	(6,335)	(6,407)	(1.1)%
as % of revenues	21.2%	21.4%	(0.2) pt.
Other operating income and expenses*	(1,336)	(1,293)	3.3%
Gains (losses) on disposals of assets*	47	33	-
Restructuring costs*	(15)	(15)	-
Restated EBITDA*	9,364	9,397	(0.4)%
as % of revenues	31.4%	31.4%	(0.0) pt.

* EBITDA restatements relate to the following exceptional events:

Over the first nine months of 2015:

-a net expense for various disputes of 413 million euros (adjustment of provisions related to disputes in France and abroad);

-an expense of 148 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-a restructuring expense of 83 million euros;

-income in the amount of 60 million euros related to the revised asset portfolio.

Over the first nine months of 2014 (on a comparable basis):

-a net expense of 300 million euros for various disputes;

-an expense of 222 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-an expense for restructuring of 87 million euros.

	2015	2014	change
		comparable basis	comparable basis
In millions of euros			(in %)

3rd quarter
Revenues	10,284	10,230	0.5%
External purchases	(4,452)	(4,449)	0.1%
as % of revenues	43.3%	43.5%	(0.2) pt.
of which:
Interconnection costs	(1,371)	(1,348)	1.7%
as % of revenues	13.3%	13.2%	0.1 pt.
Other network and IT expenses	(723)	(700)	3.3%
as % of revenues	7.0%	6.8%	0.2 pt.
Property, overheads, other expenses and capitalized costs	(758)	(803)	(5.6)%
as % of revenues	7.4%	7.8%	(0.5) pt.
Commercial expenses and content costs	(1,600)	(1,598)	0.1%
as % of revenues	15.6%	15.6%	(0.1) pt.
Labour expenses*	(1,981)	(2,015)	(1.7)%
as % of revenues	19.3%	19.7%	(0.4) pt.
Other operating income and expenses	(301)	(274)	9.6%
Gains (losses) on disposals of assets*	13	35	-
Restructuring costs*	(6)	(9)	-
Restated EBITDA*	3,557	3,518	1.1%
as % of revenues	34.6%	34.4%	0.2 pt.

* EBITDA restatements relate to the following exceptional events:

In the 3rd quarter of 2015:

-a restructuring expense of 50 million euros;

-an expense of 40 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-income of 3 million euros related to the revised asset portfolio.

3rd quarter 2014 (on a comparable basis):

-an expense of 38 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-an expense for restructuring of 32 million euros.

Appendix 3: key performance indicators

	30 September 2015	30 September 2014
Orange Group
Total number of customers* (millions)	263.335	240.805
Mobile customers* (millions)	201.675	182.018
- of which contract customers (millions)	70.861	63.722
Fixed broadband customers (millions)	17.942	15.832
IPTV and satellite TV customers (millions)	7.658	6.956
France
Mobile services
Number of customers* (millions)	28.226	27.115
- of which contract customers (millions)	23.706	21.543
Total ARPU (euros)	22.6	23.0
Fixed services
Number of fixed retail lines (millions)	16.285	16.663
Number of broadband customers (millions)	10.613	10.258
Broadband market share at end of period (%)	40.1 **	40.0
Broadband ARPU (euros)	33.1	33.4
Number of IPTV and satellite TV customers (millions)	6.270	5.902
Number of wholesale lines (millions)	13.898	13.649
Europe***
Mobile services
Number of customers* (millions)	50.174	48.365
- of which contract customers (millions)	30.830	27.591
Number of MVNO customers (millions)	3.193	4.642
Fixed services
Number of fixed lines (millions)	9.179	7.957
Number of broadband customers (millions)	6.001	4.328
Spain****
Mobile services
Number of customers* (millions)	15.169	12.668
- of which contract customers (millions)	11.901	9.337
Total ARPU (euros)	14.2	16.1
Number of MVNO customers (millions)	1.487	3.058
Fixed services
Number of broadband customers (millions)	3.689	1.894
Broadband ARPU (euros)	29.3	28.3
Poland
Mobile services
Number of customers* (millions)	15.693	15.591
- of which contract customers (millions)	8.087	7.533
Total ARPU (PLN)	30.5	32.1
Fixed services
Number of fixed lines (millions)	5.295	5.849
Number of broadband customers (millions)	2.131	2.269
Number of IPTV and satellite TV customers (thousands)	774	735
Broadband ARPU (PLN)	61.2	60.6

* Excluding customers of MVNOs
** Company estimate.
*** Europe: Spain, Poland, Belgium & Luxembourg, and Central European countries. **** The key performance indicators for Spain include Jazztel from the 3rd quarter of 2015.

	30 September 2015	30 September 2014
Belgium & Luxembourg
Mobile services
Number of customers* (millions)	3.974	4.020
- of which contract customers (millions)	3.112	3.106
Total ARPU - Belgium (euros)	23.9	23.5
Number of MVNO customers (millions)	1.699	1.554
Fixed services
Number of telephone lines (thousands)	196	215
Number of broadband customers (thousands)	32	40
Central European countries
Mobile services
Number of customers* (millions)	15.338	16.086
- of which contract customers (millions)	7.730	7.615
Fixed services
Number of broadband customers (thousands)	150	126
Africa & Middle East
Mobile services
Number of customers* (millions)	111.177	94.293
- of which contract customers (millions)	8.726	7.209
Fixed services
Total number of telephone lines (thousands)	1,152	1,228
Number of broadband customers (thousands)	865	849
Enterprise
France
Number of legacy telephone lines (thousands)	3,001	3,205
Number of IP-VPN accesses (thousands)	294	293
Number of XoIP connections (thousands)	87	78
World
Total number of IP-VPN accesses worldwide (thousands)	349	343
EE (United Kingdom)**
Mobile services
Number of customers* (millions)	24.198	24.490
- of which contract customers (millions)	15.197	14.757
Total ARPU (£/month, based on quarterly revenues)	19.1	19.1
Fixed services
Number of broadband customers (thousands)	927	793

* Excluding customers of MVNOs.
** The EE customer bases are 50% consolidated in the Orange Group customer bases.

Appendix 4: glossary

Key figures

Comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before reversal of currency translation reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. EBITDA is not a financial performance indicator as defined by IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

Average number of employees (full time equivalents): average number of active employees on the last day of the period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Mobile services

Revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

Mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services and visitor roaming over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as monthly revenues per customer.

Roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

Includes traditional fixed telephony, fixed broadband services, enterprise solutions and networks[9] and carrier services (notably national and international interconnections, unbundling and wholesale telephone line rentals).

Fixed broadband ARPU (ADSL, FTTH, VDSL, satellite and WiMAX): the average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by retail broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

[1] Excluding machine-to-machine contracts.

[2] Objective of the previous perimeter: “achieve restated EBITDA of between 11.9 and 12.1 billion euros for the full year of 2015.”

[3] Subject to the approval of the Annual General Meeting of shareholders.

[4] The ex-dividend date is set at 7 December 2015 and the record date is set at 8 December 2015.

[5] On an historical basis, revenues at 30 September 2015 increased 1.5% compared to the previous year, including:

- the impact of changes in perimeter (+0.5 percentage points), in particular with: the acquisition of Jazztel and the full consolidation of Méditel from 1 July 2015; the disposals of 80% of Dailymotion on 30 June 2015 (+10% on 30 July), Orange Armenia on 3 September 2015, Orange Dominican on 9 April 2014 and Orange Uganda on 11 November 2014; the proportionate consolidation of Telkom Kenya on 31 December 2014;

- the impact of foreign exchange variations (+1.2 percentage points), mostly increases in the dollar, the Egyptian pound and the Jordanian dinar.

[6] Excluding machine-to-machine contracts.

[7] Revenues and customer bases in Spain include Jazztel operations as from 1 July 2015 as well as 2014 data on a comparable basis.

[8] Excluding machine-to-machine contracts.

[9] With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: October 22, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations